Item 24. (b). Exhibit 4. iv.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

[Springfield, MA 01111-0001]

RETURN OF PURCHASE PAYMENT DEATH BENEFIT RIDER

This rider is attached to and modifies the Contract to which it is attached on the Issue Date shown on the Contract Schedule. In case of a conflict with any provision in the Contract, the provisions of this rider will control. The Contract is modified as follows:

The following hereby amends and supersedes the DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PHASE section under the DEATH BENEFIT PROVISIONS of the Contract:

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PHASE

The death benefit during the Accumulation Phase will be the greater of 1 and 2 below.

1.	the total Purchase Payments, reduced by a pro-rata adjustment for each withdrawal.

 The adjustment is equal to A divided by B, with the result multiplied by C, where:

 A = the Contract Value withdrawn, including any applicable Contingent Deferred Sales Charge;

 B = the Contract Value immediately prior to the withdrawal; and

 C = the total Purchase Payments adjusted for any prior withdrawals.

2.	the Contract Value.

If you apply a portion of the Contract Value to an Annuity Option, it will be considered a withdrawal for purposes of this rider. Since withdrawals result in a pro-rata adjustment to the death benefit amount, the death benefit amount may be reduced by more than the actual dollar amount of the withdrawals.

The death benefit that is payable during the Accumulation Phase is determined as of the Close of Business on the Business Day on which we receive both due proof of death and an election of a payment method at our Service Center in Good Order. Where there is more than one Beneficiary, we will determine the death benefit as of the Business Day the first Beneficiary submits due proof of death and election of a payment method to our Service Center in Good Order. If the death benefit payable is greater than the Contract Value, we will apply an amount equal to the difference between the death benefit and Contract Value to each Sub-Account and/or Fixed Account(s), if applicable, in the ratio that your value in each bears to your Contract Value. Each Beneficiary’s portion of the death benefit will be applied to their chosen death benefit payout option on the Business Day we receive their election of a payment method at our Service Center in Good Order and will be paid from the Sub-Accounts and/or Fixed Account(s), if applicable, on a pro rata basis. The balance of the death benefit will remain in the Sub-Accounts and/or Fixed Account(s), if applicable, based on the current allocation until each of the other Beneficiaries submits their election of a payment method to our Service Center in Good Order. From the time the death benefit is determined until complete distribution is made, any amount in a Sub-Account will be subject to investment risk. This risk is borne by the Beneficiary(ies).

Rider Termination:

This rider will terminate if the Contract terminates according to the terms of the Contract, except if your Contract Value declines to zero due to investment performance and/or the deduction of charges. You cannot request that this rider be terminated.

ICC15-DB-ROP-TSII	[08-15]
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Signed for Massachusetts Mutual Life Insurance Company by:

[/s/ Pia Flanagan]	[/s/ Roger W. Crandall]

[SECRETARY]	[PRESIDENT]

ICC15-DB-ROP-TSII	[08-15]
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